Exhibit 99.3

                                                                         TSX-V: AVU

                                                                                                          FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                         T: (604) 687-3520                 F: (604) 688-3392

March 1, 2013                                                                                                                    NR 02 - 2013

Avrupa drills additional high grade tungsten mineralization at Covas JV, Portugal

•

Includes 11.40 meters of 1.56% WO3 at the Lapa Grande target

•

Includes 1.55 meters of 0.79% WO3 at the Telheira target

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Expanded mineralization at Castelo target

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report on further drill results from the Covas Tungsten Joint Venture exploration program in NW Portugal.  The project is operated by Avrupa, and funded by Blackheath Resources Inc. (“Blackheath”), under a previously-announced earn-in agreement (see AVU news release, dated May 18, 2011).

The first phase of the joint venture drilling program is now complete.  The program was designed to confirm and test known tungsten mineralization and extensions, as well as new mineral targets at Covas.  Avrupa drilled 15 diamond drill holes, totaling 1,606 meters in five different target areas around the Skarn Ring and within the Covas Dome area.  Results from 13 of the holes have returned from the laboratory, and the best results came from the Telheira and Lapa Grande target areas, where historic drilling had previously demonstrated the potential for high grade tungsten mineralization.  In addition, step-out drilling at the Castelo target area showed potential for tungsten mineralization, southeast of previously documented mineralized areas.

COVAS JV PROJECT AREA -- NW PORTUGAL
FERVENCA
FERVENCA EXTENSION
INTRUSION TARGET
VALDARCAS
LAPA GRANDE
TELHEIRA
CERDEIRINHA
MUITO SECO
BOUNDARY
CERDEIRINHA OESTE
CASTELO
KNOWN MINERALIZATION TO BE TESTED IN PHASE 1
NEW AREAS TO BE TESTED IN PHASE 1
SKARN RING
250 0 250 500
Meters

Lapa Grande

Five holes were drilled into the Lapa Grande target area.  Hole CO 13-12 intercepted 11.40 meters of 1.56% WO3, including 5.10 meters of 2.89% WO3.  CO 14-12 intercepted 2.80 meters of 0.77% WO3.  Results for the first three holes are summarized below, while results for the final two holes are still in process.  Drilling at Lapa Grande validated the historic work, with high grade results, and demonstrated the potential for expansion of the size of the mineralized zone.  The Lapa Grande target area is larger than the Telheira zone, as presently known, and historically has not been well-explored.  The potential for further mineralization lies to the northwest, southwest, and south.

Target area	Hole ID	Intercept
			Top (m)	Total thickness (m)	% WO3
Lapa Grande	CO 12-12		30.25	3.00	0.24
		including	30.25	2.00	0.32
Lapa Grande	CO 13-12		52.70	11.40	1.56
		including	52.70	5.10	2.89
Lapa Grande	CO 14-12		16.00	2.80	0.77
Lapa Grande	CO 20-13	analyses in progress
Lapa Grande	CO 21-13	analyses in progress

LAPA GRANDE AREA -- Drilling
CO 14-12
CO 12-12
CO 20-13
CO 21-13
CO 13-12
GRADE - THICKNESS
%WO3 x meters
> 2.0
1.0 -- 2.0
0.5 -- 1.0
0.1 -- 0.5
< 0.1
20
0
20
40
Meters
Scale: 1:1,000

Telheira

Five drill holes were completed at Telheira.  As reported earlier, the first two holes, CO 7-12 and CO 8-12A, validated previous drilling with high grade results, and the next three holes, CO 9-12, CO 10-12, and CO 11-12, expanded the zone of known tungsten mineralization in the target area.  There is further mineralization potential on the north, west, and south sides of the Telheira zone, as well as in the nearby Telheira north and southeast target areas.

Target area	Hole ID	Intercept
			Top (m)	Total thickness (m)	% WO3
Telheira	CO 7-12		44.57	7.98	2.11
		including	50.00	2.55	4.24
Telheira	CO 8-12A		81.40	4.15	0.71
		including	81.40	2.42	1.15
Telheira	CO 9-12		55.25	2.05	0.33
Telheira	CO 10-12		112.25	1.55	0.79
Telheira	CO 11-12		51.77	1.21	0.22

TELHEIRA AREA -- Drilling
CO 11/12
CO 8/12
CO 7/12
CO 10/12
CO 9/12
GRADE - THICKNESS
%WO3 x meters
> 2.0
1.0 -- 2.0
0.5 -- 1.0
0.1 -- 0.5
< 0.1
N
20 0 20 40
Meters
Scale: 1:1,000

Castelo

Re-interpretation of the historic data indicated potential for expanding the zone of known mineralization in the Castelo target area, as well as potential for adding new lenses of mineralization to the southeast of the original zone.  Three holes were drilled at Castelo.  The third hole, CO 19-13, was drilled about 250 meters southeast of the main Castelo mineralization, and intercepted 4.0 meters of 0.26% WO3, confirming the start of a new zone of tungsten mineralization.  In addition, CO 18-12, drilled at the northwest extremity of known Castelo mineralization, cut mineralized skarn at the surface, indicating potential for further expansion to the northwest and west in this area.

Target area	Hole ID	Intercept
			Top (m)	Total intercept (m)	% WO3
Castelo	CO 17-12A	no significant intercepts
Castelo	CO 18-12		0.00	3.10	0.19
Castelo	CO 19-13		85.10	4.00	0.26
		including	85.10	1.00	0.62

CASTELO AREA -- Drilling
CO 18-12
CO 17-12A
CO 19-13
GRADE - THICKNESS
%WO3 x meters
> 2.0
1.0 -- 2.0
0.5 -- 1.0
0.1 -- 0.5
< 0.1
50
0
50
100
Meters
Scale: 1:2,500

Notes

1.

Tungsten analyses were performed by ALS Chemex, in Vancouver, Canada, using standard assay techniques.

2.

All holes are vertical drill holes and intercepts are considered to represent the true thickness or close to the true thickness of the mostly flat-lying mineralized zones.

Positive results from the drilling program completed at Telheira, Lapa Grande, and Castelo suggest that there is room for further expansion of the known, close-to-surface tungsten mineralization in these zones, as well as for discovery of new mineralization.  Further work, including re-logging and sampling of historic core, more detailed mapping and targeting, and continued review and re-interpretation of the historic data will assist in planning of further drill exploration and delineation of these mineral bodies in the next phase of drilling.  In addition, while results from drilling in the Covas Dome did not include anomalous values of tungsten or gold, preliminary geological mapping, rock-chip sampling, and interpretation of geophysical data all indicate possibility for the presence of gold and tungsten mineralization along a pronounced east-west lineament, cutting the Covas target area.  Further surface work will be undertaken in the coming field season, prior to follow-up drilling in the Dome area.

Covas is a past-producing tungsten mine, and remaining historic resources (indicated and inferred) on the property have been estimated at 922,900 metric tonnes of 0.78% WO3 by Union Carbide in 1980, based on work including 327 drill holes on the property. Mineralization is open to expansion. The price of tungsten has increased significantly in recent years and is currently approximately $33 per kilogram of contained tungsten trioxide. (These resources are historic in nature, prepared by Union Carbide Corp. in 1980 and are considered relevant. However, a qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and the Company is not considering the historical estimates as current mineral resources.)

Blackheath Resources Inc. is a recently-listed TSX Venture Exchange company, focused on tungsten exploration in Portugal.  The management of the company has previous experience in tungsten mining operations in Portugal through Primary Metals Inc., the operator of the Panasqueira Tungsten Mine from 2003 to 2007.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including 10 in Portugal covering 2,276 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

*

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.